Exhibit 1.02

Conflict Minerals Report of Sensata Technologies Holding N.V.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

The reporting company is Sensata Technologies Holding N.V. and its wholly-owned subsidiaries, collectively referred to as “the Company,” “Sensata,” “we,” “our,” and “us.” Sensata is a global industrial technology company, engaged in the development, manufacture, and sale of sensors and controls. We produce a wide range of customized, innovative sensors and controls for mission-critical applications such as thermal circuit breakers in aircraft, pressure sensors in automotive systems, and bimetal current and temperature control devices in electric motors.
This Conflict Minerals Report is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1") for the reporting period from January 1, 2013 to December 31, 2013.
In accordance with Rule 13p-1, we are required to perform due diligence on responses received as a result of our reasonable country of origin inquiry ("RCOI") that indicate that our suppliers have sourced Conflict Minerals from the Democratic Republic of Congo or adjoining countries (the "Covered Countries" as defined in Rule 13p-1). We have received responses from several suppliers that indicate that they have sourced Conflict Minerals from one smelter that is sourcing from the Covered Countries. This smelter is listed on the Conflict Free Sourcing Initiative's website as a "Conflict free tin smelter" for the calendar year 2013. This smelter is:

•	Malaysia Smelting Corporation
As a result, we have performed due diligence on Conflict Minerals in our supply chain using the framework developed by the Organization for Economic Cooperation and Development (the “OECD Framework”). This due diligence process is described below.
Establish company management systems
We have obtained support from senior management to perform our RCOI and due diligence, and have kept our Audit Committee apprised of our progress on these efforts. We also have periodic meetings with senior management in which we provide an update on our efforts and progress in this program. We have one member of senior management that oversees and is responsible for the process. We have one employee that is responsible for implementing the RCOI and portions of the due diligence process.
Identify and assess risks in the supply chain
At this time, we believe that many of our products have the potential for containing Conflict Minerals as defined in Rule 13p-1. As a result, we have implemented a supplier-centric approach, and have elected to survey all of our suppliers, representing our entire product base. As we continue to develop our RCOI and due diligence process in future years, we will perform more analysis to identify which products specifically contain these Conflict Minerals, which may reduce the number of suppliers that we survey.
Design and implement a risk response strategy
We have implemented an RCOI process, as described in more detail in our Form SD. We have received responses from many of our largest suppliers as a result of this RCOI process. We have assessed the responses from our largest suppliers that were deemed to be high-risk to ensure that they were reasonably reliable and did not contain certain inconsistencies. Based on this assessment, certain of our suppliers' responses were deemed to have inconsistencies. We have sent follow up inquiries to these suppliers to obtain clarification on these inconsistencies. We have not yet assessed responses from smaller suppliers for inconsistencies. In the coming year, we will begin assessing all responses.

Carry out independent third-party audits of smelter/refiner due diligence process
We are not currently a member of the Conflict Free Sourcing Initiative (the "CFSI"). However, we leverage the due diligence conducted on smelters and refiners by the CFSI's Conflict Free Smelter Program (the "CFSP"). The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody, of the Conflict Minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s Conflict Minerals originated from conflict free mines in the Covered Countries.
Steps to take in the coming year
As our Conflict Minerals program continues into next year, we will continue to survey suppliers, evaluate all responses received, including assessing risk and looking for inconsistencies, and leverage the work performed by the CFSI in order to determine whether any of our suppliers have sourced from the Covered Countries, and if so, whether the related proceeds have been used to fund the armed conflict in the region.
This Conflict Minerals Report can be found on our website at www.sensata.com.